

April 3, 2013

<u>Via E-Mail</u>
Mr. Kevin R. Karas
Senior Vice President Finance,
Chief Financial Officer, Treasurer and Secretary
National Research Corporation
1245 Q Street
Lincoln, Nebraska 68508

> **Re: National Research Corporation**
> **Registration Statement on Form S-3**
> **Filed March 28, 2013**
> **File No. 333-187597**

Dear Mr. Karas:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Where You Can Find More Information, page 25</u>

1. We note your Form 10-K incorporates Part III information from your definitive proxy statement that has not yet been filed. Please note that prior to requesting effectiveness, you must either amend the registration statement to include Part III information or file your definitive proxy statement.

2. We note you have incorporated by reference specific filings that you have not yet filed. It is unclear whether you intend to file a pre-effective amendment to reflect the actual filing dates of these documents. Please note that we will not accelerate the effectiveness of the registration statement until these documents are filed. Please confirm whether it is your intention not to request acceleration of effectiveness until after approval of the recapitalization proposal, the Class A and B shares have been issued, and you have filed the periodic reports and Forms 8-A pertaining to the recapitalization.

<u>Exhibit 5. Legal Opinion</u>

3. With respect to the primary shelf offering, although a legal opinion may be subject to certain qualifications, conditions and assumptions regarding the future issuance of securities, an updated, unqualified opinion must be filed as an exhibit to the registration statement or under cover of Form 8-K no later than the closing date of the offering. Please confirm that you will either file a clean opinion with the assumptions deleted prior to effectiveness of the registration statement or that you will file an updated, clean opinion with each takedown off the shelf. See Section II.B.2.a. of Staff Legal Bulletin 19.

4. With respect to the secondary offering, the legality opinion should state the securities are already outstanding and are legally issued, fully paid and non-assessable. It is inappropriate to include in the opinion assumptions that are overly broad, assume away the relevant issue, or assume the material facts underlying the opinion. For example, counsel should not assume the registrant has sufficient authorized shares or that the company has taken all necessary actions to authorize the issuance of the securities. Although an exception is made for primary shelf offerings, there is no exception for secondary offering. Please file a revised legal opinion which states, with respect to the resale shares, that all necessary action has been taken instead of the current language "… will have been taken…." See Sections II.B.2.h. and II.B.3.a. of Staff Legal Bulletin 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact John Krug at (202) 551-3862, Dan Greenspan, Legal Branch Chief, at (202) 551-3623, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey Riedler
Assistant Director